Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

AMN Healthcare Services, Inc.:

We consent to the use of our reports dated February 27, 2009, with respect to the consolidated balance sheets of AMN Healthcare Services, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule of valuation and qualifying accounts, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.

Our report refers to the Company’s adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, effective January 1, 2007.

/s/ KPMG LLP

San Diego, California

August 7, 2009